Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 001-40057

Matt:

Energy transition call with Voltus. My name is Matt and I will be your operator today. During the presentation, your lines will remain on listen only. If you require assistance at any time, please press star zero on your telephone and the coordinator will be happy to assist you. I'd like to advise all parties, this conference is being recorded, and with that, I'd like to hand over to Jon Windham. John, please go ahead.

Jon Windham:

Perfect. Thanks, Matt, and welcome everybody to the latest installment of the UBS Energy Transition Call series. So in this call series, we try to connect UBS institutional investors with energy experts in innovative companies that are in some way driving or enabling the energy transition. So as usual, this is your host, Jon Windham. I head up alternative energy and environmental services here at UBS. And today, I'm very happy to be talking with Voltus to talk distributed energy software. So Voltus is a leading software technology platform company that connects distributed energy resources to electricity markets, delivering less expensive, more reliable and more sustainable electricity. Their platform enables CNI customers to maximize the value of their flexible load, distributed generation, energy storage and energy efficiency. Just as some background, on the first December of this year, Voltus announced a business combination with Broadscale Acquisition Corp, ticker SCLE. And upon closing on the transaction, the combined company is expected to be listed under the NASDAQ ticker VLTS. So very happy to have with us on the call from Voltus, Gregg Dixon, who's the CEO.

Before I hand it over to Gregg for some opening comments, just a few logistical items. First, there are slides to accompany today's discussion. They were distributed to preregistered participants about 15 minutes ago, mostly for background and information for you. And then second, the format of today's call will be just some opening comments by Gregg, followed by Q and A. Matt, the operator, will provide instructions on how you can log any questions after the opening comments. And as always, I know many of you prefer just to email me questions and I will ask them anonymously for you as time permits, so if you don't see the slides or you have a question you'd like me to ask, do feel free to email me. I'm sure most of you have my email address if you found your way here, but it's Jon.Windham@ubs.com

And then lastly, as a UBS research analyst, we are required to provide certain disclosures for all calls. Fullest disclosures was provided in the invite to this call and is also available on ubs.com/disclosures. The short of it is this call is not a recommendation by UBS to transact in any security. All right. With all that out of the way, Gregg, really appreciate you being here today. I'm sure it's very busy days for you given the recent announcement on December 1st, but why not hand it over to you for some opening comments and then we'll get into a conversation.

Gregg Dixon:

Great. Thanks, Jon. Thanks for having us, really appreciate it, and thanks for everybody joining this morning. I'm going to refer to the presentation. I'll cover just a few slides before we get into the Q and A. I'll give you a little bit of color commentary on the backdrop here so if you have the presentation in front of you, I'm going to start with slide nine, just really start with the problem. We think it's safe to say that every human being, certainly every American, understands the fragility of the electric grid and a converging set of trends that are really driving the need to address today's grid problems. We have a very unstable electricity grid as a result of the fact that it's antiquated. A lot of central power plants really around the world are past their shelf life at a time when we are electrifying the various forms of energy that we're using.

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So as we all know, there's this incredible growth of electric vehicles or data centers, crypto mining load, and a general trend toward electrifying things to make use of renewable power sources. Of course, along with those renewable power sources comes intermittency and so we have some operational challenges that will put even more stress on a grid that's seeing the effects of unprecedented climate change. Fortunately, we have a solution that is in the ground today, and that's in the form of distributed energy resources that I'll refer to as DERs. We believe that the grid of tomorrow will be decentralized, making use of these resources that are not only in the ground today in various forms - it could be energy efficiency, distributed generation, demand response, energy storage, but we're seeing billions of dollars of these resources being installed around the world in recognition that we really need to decentralize.

Of course, we're moving toward a decarbonized grid. We need to address climate change, our generation's greatest challenge. I don't think that's a debate any longer. And then of course, we can take advantage of the fact that we've digitized essentially every aspect of our lives, but the electric grid really does remain stuck in the 1890s when Thomas Edison commercialized electric generation on his Pearl Street Station in Lower Manhattan. So that's really the story of Voltus.

If we go to slide 11, we'd like to use an analogy, and that analogy is if you think about computing in the '70s, it was really characterized as mainframes and dumb terminals, and that's really how the electric grid looks for the most part today. We have large central power stations and we have dumb loads, if you will. But that's all transitioning as these trends converge and so we like to provide one simple use case of distributed energy resources that really catches people's attention. There are hundreds of use cases, of course, of DERs, but using the electrical vehicle as an example, by the year 2030, the combined electricity capacity of lithium ion batteries in electric vehicles in the US alone will equate to more than two times the combined capacity of all central power generation stations in the US, 2X that amount. So let me read that back. If you take all of the coal, natural gas, the nukes, the hydro plants, add all that up, you have to multiply that by two to equate to the electricity capacity that will exist in electric vehicles in American garages by the year 2030.

Now, every electric vehicle is in fact connected to the internet in real time and can be controlled to deliver these grid services through the Voltus platform and deliver amazing value to consumers. In fact, if we were able to inter-network all of the electric vehicle in Texas, we could have prevented the effects of winter storm Uri, and in so doing, we would've avoided the loss of hundreds of lives and almost $300 billion in economic loss. That's one example of the power that these DERs have when we layer in Voltus technology to address very serious electricity grid challenges.

So the last slide I'll touch on is slide 20 before we jump into Q and A. In the context of the problem and the solution that I just described, we have built essentially an electricity market place software technology platform that interconnects on the left these various forms of distributed energy resources, electric vehicles, energy storage, distributed generation, demand response and energy efficiency to the wholesale power markets predominantly, that really desperately need the value of these DERs to address these grid challenges today.

Our platform sits in between these wholesale power markets and these DERs that predominantly are behind meters so to speak, to deliver the value of DERs to these wholesale markets that pay these DERs to come to market and deliver their value. And in so doing, we pay for these large energy consumers, the Walmarts, the Coca-Colas, et cetera, Simon Property Groups to participate in these wholesale power markets and we take a portion of that value by interconnecting the two sides of this market equation. You can think of what we do as kind of the Airbnb of the electric grid. So with that as kind of a thumbnail sketch of who Voltus is, I'm glad to jump into Q and A, Jon.

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Jon Windham:

Perfect. Thanks, Craig. Hey, Matt, can you give instructions on how participants can log any questions and then I'll get it started?

Matt:

Absolutely, Jon. So everyone, if you would like to ask a question, please press star then one on your telephone. If you then decide to withdraw the question, simply press star two. Just to remind everyone, please press star one for questions. Thank you.

Jon Windham:

So, all right. Lots to dig into here, Gregg, and I really appreciate you being here today. Maybe we could start with, can you tell us where you are in terms of number of customers, scale, what in-markets you're focused on right now? In terms of the ISAS, is there any one particular one where you're doing more? Thanks.

Gregg Dixon:

Yeah, so we have over 600 unique customer accounts today in our portfolio. It's important to note that we serve two segments of the market. We serve the large energy consumer market, often called C&I market, commercial and industrial market. The Coca-Colas, Simon Property Groups, the Walmarts. And then we serve these new, what we call new DER technology partners. So as these new classes of DERs are coming online, our platform serves these DERs that, in many ways, represent millions of devices. So think of Google Nest, Eco B Thermostats, electric vehicles, electric vehicle charging suites, home energy storage, et cetera. We serve those two segments, aggregations of DER technologies and these large energy consumers.

We have 600 plus customers today and one of the unique aspects of our software technology platform is we are integrated into all nine US and Canadian wholesale power markets today. No other platform can claim that. I think the next platform may be able to claim five or six. We did that for one specific reason, in recognition that a Walmart or a Tesla or a Google Nest has their devices in every one of these wholesale power markets, and so as they seek to monetize the value of these DERs, they don't want just do it in Texas, they don't want to do it just in California. They want to do it wherever these energy internet of things, these internet addressable machines can deliver good services value.

Jon Windham:

Got it. Thanks. And you sort of touched on but can you dive into a little bit more about the revenue model, how it works in terms of the software as a service verse do you get a proportion of the revenue generated from the assets? Could we just talk through how it works generally, and then how much flexibility there is depending on the end customer.

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Gregg Dixon:

Sure. So our value proposition to our customers is very simple. We create streams of value that come in the form of revenue as well as cost avoidance, and we share a portion of that value. So on average, about 60% of the value of those streams flows to the customer, we capture about 40%. Additionally, we charge our customers a software as a service fixed monthly fee, which we call visibility. So they get access, their teams get access to the power of the software platform and real time energy information and management tools that their teams get to use that delivers even more value to them. And so that is a fixed monthly software as a service fee that gets layered on top of that value sharing arrangement.

Jon Windham:

Got it, and for a lot of them, how much of the market is avoiding peak demand charges? I know which is a big issue for a lot of commercial customers, the capacity charges. The thing about DERs, and certainly when you throw storage in, there's a lot of different things you can do. Is it just customer by customer where the value tends to be driven by depending on where they are, what assets they have? And just talk about maybe what are some of the key drivers of the value creation.

Gregg Dixon:

Yeah. I'd refer folks to slide 25 of the deck. On the left, we represent what we call the stacking of value streams. And so to answer your question very specifically, cost avoidance versus revenue streams are really market dependent. One of the challenges that energy technologies face is the vulcanization of electricity markets. It often is considered a barrier to entry and it's also a huge challenge, which is why a software technology platform is ideally suited to abstract the complexities of these markets and present a unified view and experience to these customers, which is what our platform does.

So I'll give you an example. For instance, in PJM, cost avoidance and revenue streams from participating in wholesale markets is really a double sided coin. On one side, we make use of DERs to deliver what PJM would consider a supply side resource that delivers market value. So you can think of demand response, that's a supply side resource being delivered by behind the meter load curtailment for instance, that generates a revenue stream that looks like a virtual power plant. Additionally, that consumer of electricity is paying for generation capacity charges, which is exactly the value that demand response would get by participating in the supply side auction.

So we can help those same customers avoid the generation capacity charge on their bill by predicting when those coincidence system peak hours occur during the summer and PJM. Additionally, we can target what's known as transmission capacity charges. Those transmission capacity charges are formulated on a utility by utility basis. Again, more complexity than a software platform can simplify. So our mantra for customers is if there is value from a DER of any sort behind your meter, whether it's generating revenue or it's saving, avoiding costs, our platform does it all for them.

Jon Windham:

Got it. A few things I want to sort of dig into and just so I sort of understand it. When you think about this sort of software, it has to communicate with everything, right? So you need the information coming in and also control. How much of that, the sort of hardware aspect to the DER is already built into all of them? And it's just a software platform, or do you have to get into, “hey we need to install this sort of communications device on this storage”. Just a little talk about where sort of the software meets the physical world. Thanks.

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Gregg Dixon:

Sure, sure. It's a great question. So I'll refer you to slide 24 of the deck. The answer is it's both and it really is industry specific. So big box retail for instance, is a good example of where we predominantly do not install our hardware and our hardware's called the Volt Led. It's pictured in the middle, it's a red box size device that we've developed for customers that don't have internet addressable systems in place that we can use for automation.

For big box retailers, they all have centrally controllable building management systems that are connected to devices that we can control through their existing technology integrations. Right? So we're generally not installing an endpoint piece of hardware this Volt Led to control those devices and integrate with a big box retailer. It's all software API. On the other hand, we may need a device, the Volt Led to control discreet loads, control an onsite generator, control energy storage interface with that energy storage controller, et cetera. And so, using a combination of software APIs, because our software is all hosted on AWS. So we have a really robust set of APIs that can really talk to any modern IOT system. In combination with our hardware, we can address about 99% of the systems we would need to interconnect with to unlock the full value of DERs.

Jon Windham:

Great. And maybe can we talk a little to how the typical customer acquisition process works? So it's a lot of the participants and who have regularly followed this call series over the last four years, there sort of seems to be two ways of going about it with a lot of the particularly corporate customers. The board, or the CEO decides, hey, we're going to be 100% renewable by whatever, 2025. And we also want to reduce our electricity costs and you hand that problem down to someone at the beginning phase. And okay, go get whatever hardware software we need.

And then there's a little bit more of the corporates that are half in it, have deployed storage some places or thinking about going EV. How do you go about getting a corporate or a customer decide to go with Voltus? How early in the process do you get involved? Is it as much consulting as like, "Hey yeah, we have the software, but here's also what you should... You should be buying some of those, whether it be storage or whatever, some of these physical assets and we'll help you coordinate it." Just interested how that process works with the customers.

Gregg Dixon:

Yeah. So I refer folks to slide 23. Our motto really encapsulates the answer to this, which is better energy, more cash. So sometimes a corporate is putting out a top down ESG goal to your point saying, we're going to save energy. We're going to decarbonize. We're going to buy nothing but renewable energy. We're going to put EV charging in place, buy EVs for our fleets, et cetera. That's great. That's a customer that's primed to want to take advantage of DERs because the cleanest kilowatt hour's the one never consumed. The cleanest megawatt is the one never built. And that's really what DERs are all about. So it fits squarely into the kind of top down ESG driven approach of corporates.

The more cash approach is what we call the lowest common denominator. Every one of these organizations has to hit more and more stringent financial goals and DERs are perfect because it's pure cash flow. The way we set it up, it's pure cash flow with no cost. We install our technology for free. We integrate it into systems for free, and then we share in the value that we create. So in that regard, we sell $5 bills for $2 literally. They get 60% of the value. We get 40% of the value. So we're really well positioned to systematically sell to these corporates as described on the right hand side of this slide. We have an inside sales and an outside sales, very systematic sales process, where we're calling on these customers, we're pitching them based on what we read about the customer, some combination of the financial value and the ability to meet their ESG goals.

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As a result, it's the very quick first call to income paper sales cycle of 73 days on average. And we have a 10 to one LTV cap ratio because the value proposition is just so attractive to customers. The most frequent question we get at the end of the meeting is why wouldn't I do this?

Jon Windham:

Yep. And then does that typically work with... And again, there may not be a generalization. I'll use just Amazon, a random customer, just retailer X. Does it tend to be okay, let's try you here in this region or with this set of stores in this example. And then they sort of quickly realize the value and then it becomes a much larger potential customer as they expand that out. Just is it sort of nibble first and then expand to sort of a nationwide footprint for customers or does it not tend to work that way? It tends to just be, yeah, let's go. Just interested on how that works.

Gregg Dixon:

Yeah. John, generally, that's exactly the way it works. I mean, there are cases when we'll have a corporate just say, let's go, we're all in. We do it. But that is definitely the exception more than the rule. Referring people to slide 26, I think people can draw a conclusion on which big box retailer this is, but generally speaking, they want to quickly pilot something in a particular region, get their teams accustomed to how it all works. And so they kind of take a 10, 100, 1,000 everything approach that usually is a five to seven year full build out on an enterprise account. Yeah. It's pretty straightforward that way.

Jon Windham:

Got it. And that maybe draws into a little bit of the financials and growth that you've put in the slide deck, when sort of investors are thinking about the company? How much of the growth do you see going forward of being, hey, we've already got our foot in the door at this set of customers. Just rolling out with them, gets us to, I don't know, half of your growth, all of your growth. How do people think about how much of this is getting new customers on or just expanding with the customer base you've already established?

Gregg Dixon:

Yeah. So if folks go to slide 32, we think of our ability to achieve the goals that we've projected along a number of vectors. Any one of which if executing on fully would exceed our projection. So on slide 32, the key takeaway here is we have these 600 plus customers, but we only have penetrated 1% of the potential of the existing customer base. And what that means is we've got our foot in the door with these customers that are listed here, for example, but we're a long way away from building out fully integrating our solutions. If all we did was fully penetrate our existing customer base using this 1% number and $40 million of existing recurring revenue in 2021, that's $4 billion worth of business. So there's huge potential just in our existing customer base. This is one of the primary uses of proceeds. It's just land and expand, lather rinse repeat with the value proposition I just walked you through.

Jon Windham:

Got it. And then actually, Matt, let's see if there's any questions on the line. Otherwise, I'll start getting some of these email questions and some different topics that people are interested in. Thanks.

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Matt:

There are no questions in the queue. So just a quick reminder, everyone, please press star then one for questions.

Jon Windham:

Thank you. Perfect. The topic I wanted to get into, then I also got emailed to me. Sort of phrase it this way, the differentiation of the product. So when you're out there competing with a corporate customer, who are you running up against? What are the other alternatives that you could use? Why do you win? And then maybe it says, importantly, ask the other question. What maybe corporate accounts would maybe don't fit as well with this software platform? Or do you think it's everyone?

Gregg Dixon:

Yeah, it's a great question. We, we keep things very simple. So if you think about, I'll start with analogy and then I'll get into some of the details of how we differentiate. If you think about Google Search, Google wasn't the first to do search by any stretch, right? AOL had search, Yahoo had search. Most landing pages, web landing pages had search. But what Google realized in the earliest days is that search was going to be by far the killer app that users of the internet were going to make use of the most. And they decided to focus on that and make it search their unassailable mode. We obviously know the result of that. Our unassailable mode, our north star of the product is we deliver more dollars for your DERs than any of our competitors period. Now, that's how we compete because that's how customers think about DERs. They want to monetize the investments that they've made in DERs that are primarily made for primary use case, not meant to monetize these DERs and wholesale power markets.

So for instance, big box retailers installing EV charging, say Walmart is installing EV charging to attract the Ford F-150 Lightning drivers and shoppers to their store. That's why they invest in EV charging primarily, but we help them monetize it, which makes the business case for doing it even better. And so what the customer cares about is the economic return that they get from the investments they make in these DERs. When we go and visit with a customer, that is literally what we're competing on, and it's our unassailable mode. And every situation we can show the customer will deliver more dollars to you. That's how we win. Now, what underpins that is we are in more markets and we find more megawatts. So for instance, we're the only DER provider in the entire Southwest power pool. We're the only DER provider in the entire mid-continent and at that, system operator.

So that's an example of simply developing technology and integrations in markets that nobody else is in. Additionally, within a market, we deliver every type of product that that market would allow a DER to monetize. So for instance, in SPP, SPP has an operating reserves market, which requires quick response, high frequency, short duration dispatches of DER.

So it's a 10 minute advanced notice. The dispatches might happen four to six times a month. On average, they last for 15 minutes. It's a grid balancing resource that's traditionally provided by thermal generating units that spin up to balance the transmission grid. You have to have technology that makes a DER look to SPP no differently than a traditional supply side power plant. And what that means is SPP has to see every power plant. Or in our case, DER, on its grid with a six second scan rate. So it's scanning, it's essentially polling a generator or polling our DER every six seconds to know exactly what the capability of that power plant or that DER is. You have to have world class technology. You have to have a cloud based system that can meet that specific wholesale power markets technology requirements. And those technology requirements vary by every one of these wholesale power markets. So our technology, our energy market expertise, our ability to bring any DER type onto the platform fulfills the promise of more dollars for DERs for every one of these customers.

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Jon Windham:

Perfect. Thank you. Got a few questions around the software, but I'm going to tie in another question. One of the investors is asking ... Well, first of all, it says, "Thank you for being here today." I'll throw that in there. They appreciate your time. If you could maybe back up a little bit, a little bit of history of the company. They're asking about how it got started, where the software came from. Just a little bit of the timeline of how we got to today and you potentially being, or likely on the close, being a publicly listed company.

Gregg Dixon:

Woo, that's a great question. I don't know if I can do it justice in just a couple minutes. I'll try to keep it brief. I'm one of the founding executives of a company called EnerNOC, really one of the most innovative companies in the DER space. And for folks who watched the EnerNOC movie, it was a really amazing and successful and wild ride. I led all of the go-to-market functions at EnerNOC from our first dollars of revenue; product, marketing, sales, customer service, et cetera. In 2013, a Federal Energy Regulatory Commission order, known as Order 745 was promulgated. That was meant to be a very positive thing for demand response.

When the order was promulgated, the Electric Power Suppliers Association, EPSA, the lobbying group for generators that came to really not like these demand side technologies because they were competing with central power stations, contested for Order 745. And much to the shock and awe of everybody, including EPSA, I would contend, they won. The DC circuit court essentially awarded EPSA a victory, but went even beyond EPSA's wildest hope by essentially saying FERC did not have jurisdiction to invoke behind-the-meter resources, which the court considered retail or under state jurisdiction, into wholesale power markets, which are the exclusive jurisdiction of FERC.

And so between 2013 and 2016, that legal matter, which went all the way to the Supreme Court of the United States, a case that I led for EnerNOC, was really an industry-ending asteroid. It wiped the competitive market out, so much so that really the last man standing, if you will, was EnerNOC, and it took on a lot of debt. It had to put a For Sale sign on lawn and sold QNL. Yet in early 2016, from our efforts, the Supreme Court of the United States reversed the lower court's decision and forevermore cemented within the jurisdiction of the Federal Energy Regulatory Commission their ability to invoke behind-the-meter resources into federal jurisdiction in wholesale power markets.

There's probably a lot more detail in that than you want to know, but it was really from the ashes rose the Phoenix. When that court decision came out in July of 2016, we got the band back together, so to speak. What we did at that time is we said, "Okay, this decision is awesome. The competitive playing field has really been wiped out, but the future of DERs"... At that point, we were really in the first pitches of the first innings of DERs. When we started Voltus, we said, "We want to do something that will capture the value of DERs in decades to come, and that is going to require world-class technology that automates as many of these DERs and interconnection of these DERs to wholesale power markets in particular, everywhere, because this is a revolution. And if we build the right technology, we can get there." And that was really the premise of why we built all this.

Jon Windham:

Got it. And I have an emailed question, which I'm just going to read directly, because I think it's a really good follow-up question to what you're just talking about. "I'm trying to parse through the differences and similarities to EnerNOC's prior business, which facilitated participation in wholesale capacity markets for C and I, et cetera. This certainly seems more software-enabled and beyond just capacity resource monetization, but I'm trying to think through what is different on a foundational level."

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Gregg Dixon:

It's a great question. We get this often. There's many answers to this question. A simple answer to this question is it's not any different at all. Conceptually, it's very similar. If I take the EnerNOC business that's sold to the now, and I kind of just look at the fundamentals, in today's market, it would probably be worth, I don't know, somewhere between five and seven billion dollars. Let me just walk you through some math. In 2015, when I left, I think with the prior year, we had done like almost 500 million in revenue and we had 40 percent-plus gross margins. There were a whole host of acquisitions that were made that weren't good for the business. They were adjacencies that were kind of unnatural acts, frankly as a result of this FERC 745 challenge.

You have to keep in mind that on the heels of that decision, we were looking at wholesale power markets ripping demand response out of the market. And if you followed the stock at the time, it went from like 30 bucks to 3 bucks. It was a blood bath. The Supreme Court changed that. If that legal quagmire hadn't happened, take that business, strip out the stuff that they shouldn't have had to done, or had to acquire, a lot of losses incurred from those acquisitions. And just get back to the core of the demand response business. Call it a $400 million business, just profitable demand responses. Now, let's just say it's a 40 percent gross margin business, so it's kicking off $160 million in gross margin.

A business only needed about probably, maybe 300 people. Let's just say in most of these businesses, the Voltus business, certainly, EnerNOC business, operating expenses were mostly headcount. Let's just say like 90 percent headcount. Let's say fully loaded on an FTE basis, the operating expense was $200,000 per FTE, 300 people. If I'm doing the math right, that's 60 million are OPEX. 160 million in gross margin, so a hundred million dollars, call it a hundred million dollars in EBITDA roughly, 25 percent EBITDA. Those mechanics absolutely work. What would that business be worth in today's market? With a good growth rate, I don't know, 40 to 70 X EBITDA. If you look at Ameresco, fairly sleepy but very valuable energy services company, it's got like a 60 to 70 multiple on EBITDA. So four to seven billion is what that business would be worth.

Now, what is very different about that business then and Voltus now are a whole host of things. First, our technology was purpose-built from the ground up to be not only cloud-based, but to automate everything, what we call machine to meter to market to money. Our platform can take a signal from any of these wholesale markets, a digital signal, process it on our cloud, instantaneously control a device, meter the electricity, the change in electricity consumption in real time, perform in the market, settle that performance in real time, and process digital payments directly to a customer's bank account with zero human intervention.

I believe at the time I left, I want to say about five percent of our portfolio was fully automated in that fashion at EnerNOC. The majority of the Voltus platform is fully automated end-to-end. From a technology perspective, it's wildly different. That's the first thing. Second, the market for DERs is wildly different. We have a number of FERC orders that are requiring the unencumbered access of DERs in every wholesale power market, and wholesale power markets are expanding, so the market size is exponentially larger. We have FERC Order 2222, FERC Order 841, the NOPR on energy efficiency that came out of FERC. And we have wholesale power markets that are expanding, so we see Nevada and Colorado deciding to join an RTO, whether SPP or CISO. We see energy and balance markets. We see the Southeast Energy Exchange Markets forming. We know that these markets, consumers benefit from RTOs and ISOs and wholesale power.

Essentially, hopefully in my lifeline, we'll see a single standard market design, wholesale market for all of the US, if not all of North America, because that just makes sense. The market itself is just wild. You have technology, you have the market, and the third thing is we have unprecedented effects of climate change that is putting an incredible sense of urgency on markets, the regulatory environment to drive DERs forward to solve these problems. We see society saying, "I want to be part of this. I want to put my money into companies that are helping solve this enormous challenge." We just have these incredible macro trends requiring the integration of DERs, because we have renewables growing at an unprecedented rate. We have electrification of these grids that are putting even more stress on fragile systems, and so it's just a wildly different market environment. So in summary, technology, the markets themselves, and overall market trends.

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Jon Windham:

Perfect. Thanks. Absolutely fascinating. This call is reminding me why I started this call series in 2018. There's just so much interesting stuff going on right now, and at least go back two years ago, there were mostly solar module companies listed on the exchange and some interesting companies like Sunrun, which we're figuring out business models to actually get these DERs into people's homes. First and foremost, the form of rooftop, solar, and then increasingly batteries. Then now, there's this whole software aspect of it, and it's just so many different ways investors can participate in investing in the energy transition. So, I really appreciate your thoughts on it.

Couple of questions around the software, which I'm definitely not a software guy, so I apologize if I'm dumbing these down too much. But someone is asking, I think the general question is how important is the land grab early on? Meaning how important is getting data, real time data fed into the software, then enabling the software to get better for other customers? Just talk through a little bit how that works. Hopefully I haven't completely butchered the question. Thanks.

Gregg Dixon:

Well, hopefully I won't butcher the answer. I mean, we may get over my pay grade really fast on some of the fine points on the technology, but what I will say, and we highlight this in our investor deck, that once a customer's on our platform, we have 100 percent-plus customer value attention. What that means is once they're using technology and they're using the software, if they come up for renewal and we have a five-year average standard contract term length, we have a very high renewal rate. In fact, over 100 percent, because customers want to do more. DERs are quite addictive, because it doesn't cost you anything, there's no risk, and you're generating pure cash flow.

So once customers begin feeling the benefits of it, usually somebody in finance, the CFO, the controller says, "Hey, can we do more of this?", and we can stack more value on top of customers as we evolve with them. So, the customers making use of the technology becomes very sticky. The data itself, this real time data, and what we've communicated is right now, we see about one percent of all US electricity consumption in real time and that's growing very quickly on our platform, we endeavor to have the world's largest energy data lake. The power of that data is quite extraordinary, not only for the end use customers, but in aggregate, in an anonymized way to deliver data services. Data and software services is really remarkable.

A couple examples: one, at some point, we will have what I would call statistically significant leading economic indicators by industry. For example, if you think about cement manufacturing, well, cement manufacturing is a good leading indicator of construction and a good leading indicator of the overall economy. Well, we see a significant percentage of cement manufacturing in real time, because cement manufacturers are great. They have big electricity loads, lots of flexibility, and cement industry is needing to hit certain ESG goals because cement is a significant contributor to carbon, so they gravitate to being part of delivering their DERs to these wholesale markets. We see that electricity consumption in aggregate across the industry in 32nd intervals. That's a really valuable stream of data, as an example.

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Second example I would use is let's say you're a big box retailer and you have this real time electricity consumption across your entire portfolio. We can normalize that data by region, with temperature information, with weather information, we can normalize it on square footage. So that we're benchmarking stores for retailers to see, "Hey, we're really losing efficiency of energy consumption," this certain tranche of stores that they wouldn't otherwise see. And we see it all the time, right? Machines being left on, HVAC systems that haven't been properly scheduled. The value of that data to extract incremental value for customers is quite extraordinary.

Jon Windham:

Agree. Just with Nest in my home, after my 10-year-old son was cold one night. So he turned the heat up to 78 degrees. And then we left the next morning for four days. So I immediately had to go to a Nest remote control thing just to say, PT use.

Gregg Dixon:

Well, John, so that's a great example, actually. Such a perfect example. I was just complaining to... We have a leadership offsite right now in Pittsburgh, and I was sharing a story of my kids. They're 13 and 15, and we have Nests. And I was complaining to my kids. Like, "Guys, it really hurts my heart. You leave lights on all the time. Dad cares about this stuff. You're supposed to care about this stuff." And I've been drilling this into them for 15 years. And they don't pick up on it. And it's frustrating. It's frustrating. It's probably more a reflection of my poor parenting than anything. But my 15-year-old son said to me the other day, "Well, then, Dad, why do we have five Nests in the house? Isn't that supposed to do everything?"

"And why doesn't the technology take care of everything?" And he's right, because he is living in a world where he expects that the technology will save the day. And to a certain degree, he's right. And that really is the promise of the technology. And it's evolving so fast that in your example, the kid tweaks the thermostat way up and the next morning, you just get an alert. Somebody turned the thermostat way out of its upper control limit. And you have an opportunity to be part of the solution, save money and save carbon. Really cool.

Jon Windham:

Yeah. It absolutely is. Yeah. Well, we're both doing the same parenting, so hopefully it's not too bad. Because I'd say it's funny. I would say, my day job is UBS research, and then my last job at night is to walk around my house and turn off every light. Because they've all been turned on during the course of the day. And never turned off.

Gregg Dixon:

Well, thank you.

Jon Windham:

So, well, why don't we do this, Matt? Is there anyone on the line? Otherwise, I have several other questions. Maybe we'll do a bit of a lightning round to finish.

Matt:

Yes, John, we have an incoming question. And it is coming from John Hurley. John, please go ahead. Your line is open now.

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John Hurley:

Hi, thanks. Great to see you guys. I worked for Exxon Mobil for about seven years. I'm here at Shay Capital in New York City. Just a really quick question, more around patents if anything. When you look at your portfolio of patents and how you approach that, what are some of the things that you think is protective of your patents? When you look versus a competitor like Fluence or Stem or even ABB, or Tesla for that matter. Can you just walk me through where you see your protective cloak is, in terms of patentry around your system, especially software as well as data integration?

Gregg Dixon:

Sure. So John, thanks for the question. And you have immediately gone over my pay rate on this. I know we are going through a patent and an IP process right now to define that specifically. So I won't be valuable in answering your question other than to say, there's been a lot of work done in this area. There's been a lot of public, what I would call open source process and methodology. That's really been around for decades. So on one hand, a lot of this stuff, it's just hard to patent in a way that's actually defensible. And there really hasn't been a lot of activity in that regard in this industry over the past 20 years. And I think that's probably going to be true in the future, but that's about all I can say right now. I know we're going through the process.

Jon Windham:

All right, good. Matt, anything else on the line?

Matt:

There are no further questions in the future.

Jon Windham:

Okay, perfect. Thanks for that. All right. Maybe just a few quick ones for you here. It's really close to the top of the hour. Maybe this is back to slide 24. Someone asking, just a point of clarification on the actual hardware, the bread box-size box you were talking about before. Is that given to customers, or is it sold? And then is that something you manufacture yourself, contract manufacturing? Just asking for a bit more clarity on the hardware component. Thanks.

Gregg Dixon:

Yep. Yep. Sure. So we call it a Voltet, and as I mentioned, it's about a bread box size. And it's essentially an industrialized PC meant for purposes of transmitting data and providing control, right? So it can control anything. You can connect it to a building management system, SCADA system, lighting control systems. Onsite generation, energy storage, a whole host of things that can't be controlled with it if necessary. There's no software and API. The box itself and the guts of it are about a hundred dollar bill of material. That's kind of our cost.

And then there's an additional component, which is a broadband wifi modem. That if we need it, it's another, I don't know, few hundred dollars. So it's like a $400 bill of material box, meant to be super light, super economical. And if we need to install it with customers, it's meant for us to be able to really serve any type of customer, no matter how small they are at the commercial and industrial spectrum. So we have a lot of small, medium business customers on the platform that might only be delivering, say five or 10 kilowatts of DERs to do that platform.

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There's really nothing proprietary in the hardware, other than the firmware that we install on... We use a Raspberry Pi as essentially our industrialized PC. We don't manufacture anything except the back plane of that unit. It's mostly assembly of components that don't have any supply chain issues that we assemble in the US. And I will say one of the things that's important to note, almost half of our customer self-install. So if we do get the device installed, we just ship it to them. It's usually about an hour install. It gets mounted in next to the electricity meter. Typically in a metering room, we run one 20 volt power to it. And then there's some control conduit that might be run, depending on the devices that we're controlling. It's a very simple, inexpensive installment.

Jon Windham:

Got it. And then maybe, couple more quick ones. Anything specific in Build Back Better, or policy-wise that investors should keep an eye on, as it's related to your specific business of integrating DERs?

Gregg Dixon:

Sure. So there's a lot of encouragement, of course, that the Build Back Better infrastructure money that's spent for distributed energy resources, for instance, EV charging, will eventually need to run through a DER platform. We'll see a lot of indirect benefit from it just by the mere fact that there's going to be a tremendous amount of money invested into DERs. And those DERs will be connected to these grids to deliver their services, and be paid for them. So indirectly there's a big benefit for us.

Jon Windham:

Got it. And then maybe this last one. Someone asking if there's upside to gross margins, given the software platform, and then maybe what is factored into COGS?

Gregg Dixon:

Sure. So COGS is primarily the payments that we make, the value that we share to customers. The upside on COGS is really around the software, right? So the data services and the software that we provide, the customer's value, there's some pretty significant upside there. And at some point we'll share software attach rates, which we're really excited about. So I think some upside there. The other area is that when we are doing cost avoidance and sharing value with that customer for cost avoidance, it's essentially a hundred percent margin. So what I mean by that is, if we're bringing a megawatt of DERs, say in Texas into the market, we bring that megawatt to ERCOT. ERCOT pays us whatever, 50,000 of megawatt a year. And then we share 60% of that with the customer. The cost of goods sold there is $30,000 per megawatt year.

The portion we share with the customer, that's almost all of our cost of goods sold. There's a little bit of technology I think we put in there. And we earn 20,000 megawatt a year. However, in Texas, we also provide customers with what are known as, what we call Peak Saver. Or cost avoidance of their four coincident peak charges during the summer. It's also worth about 50,000 of megawatt a year of savings off the customer's bill. In this example, we would also take 40% of that value. We help the customer avoid those costs. And then we bill them based on performance, because we have the real-time data and we can prove that performance. We bill them 20,000 a megawatt year in this example. But we don't collect 50,000 a megawatt year of revenue in cost avoidance, because the customers seeing that value on their bill. We bill them only the 20,000 of megawatt a year, but that is a hundred percent gross market. So as we deliver more distribution level and wholesale level cost avoidance services, I think there's some gross margin outside there as well.

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Jon Windham:

Perfect. As we're close to the top of the hour, we're going to start to wrap there. I will hand it back over to you, Greg, in a moment for any final comments, but I just want to express sincere thanks for you being here today and sharing the Voltus story with us. I've worked with ICR quite a lot over the last few years, and arranging some of these calls. Eduardo reached out to me a little while ago about having you on. He's basically said, "You're going to love this company."

Jon Windham:

And then, well, Eduardo, if you're listening, I think you're correct. This is, I think, a fascinating call. And really looking forward to Voltus being a public listed company and you going through the de-SPAC process. It's really interesting stuff that you're doing. So thanks to everyone for being here today. Just a quick reminder, we have several more calls this month in the UES Energy Transition call series. But most importantly, tomorrow we will have on Opal Fuels to talk renewable natural gas. And so with that, Greg, why don't I turn it back over to you for final comments, and I appreciate you being here today.

Gregg Dixon:

Likewise, John. Really appreciate you having us, and really appreciate UBS putting this series together. And thank you, everybody who joined the call. We appreciate your interest in the full story. I'll point you to slide 45 of the deck, to the extent that I need to make use of this slide for closing comments. But the story is pretty simple. There is a huge shift in the electricity system that is needed. Where we're decentralizing, decarbonizing, and digitizing the grid, ultimately to deliver more cost-effective, resilient power that also democratizes access to the grid. The second is our software platform is solving for the balkanization of these electricity markets that really require technology to simplify bringing the full potential of DERs of all types into these markets globally. Every one of the global, the international markets is struggling with the exact same thing.

We all live in the same climate. And for the most part, the antiquated nature of the grid is something they have to solve. DERs are becoming an even greater part of the solution, as renewable power and the intermittency that that renewables bring requires. And then last, certainly not least is the fact that we've built a really capital-efficient business model that is making use of assets that are in the ground today to solve today's challenges at scale. And we hope that you want to be part of this journey. And if not, keep an eye on us, because I think it's going to be fun over the next few decades. As we watch the transition of this electricity grid, to the benefits of decentralization and digitization that we've seen in every other industry. And with that, thank you very much for joining.

Jon Windham:

Great. Matt, we can wrap that.

Matt:

Thank you so much. Thank you, everyone. That marked at the end of your conference call for today. You may now disconnect. Thank you for joining.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. 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